UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*


 SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung
                                (Name of Issuer)

                      Ordinary Shares without Nominal Value
                         (Title of Class of Securities)

                                    803054204
                                 (CUSIP Number)

                                   May 3, 2001
             (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

                                |_| Rule 13d-1(b)

                                |_|Rule 13d-1(c)

                                |X| Rule 13d-1(d)


----------------------

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------- ----------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                               Dr. Hasso Plattner

--------- ----------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                    (b) |_|

--------- ----------------------------------------------------------------------
3. SEC USE ONLY

--------- ----------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION

          Federal Republic of Germany
--------- ----------------------------------------------------------------------
   NUMBER OF               5. SOLE VOTING POWER
                                     24,100
    SHARES                 -------- -------------------------------------------
                           6. SHARED VOTING POWER
  BENEFICIALLY
                                    37,239,740*
   OWNED BY                -------- -------------------------------------------
                           7. SOLE DISPOSITIVE POWER
    EACH
                                    24,100
   REPORTING               -------- -------------------------------------------
                           8. SHARED DISPOSITIVE POWER
   PERSON WITH
                                    37,239,740*

--------- ----------------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          37,263,840
--------- ----------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
          CERTAIN SHARES                                                |_|


--------- ----------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          11.8%
--------- ----------------------------------------------------------------------
12. TYPE OF REPORTING PERSON

          IN
--------- ----------------------------------------------------------------------

* Includes 31,239,740 ordinary shares owned by Hasso Plattner GmbH & Co. Beteiligungs-KG and 6,000,000 ordinary shares owned by Hasso Plattner Forderstiftung gGmbH. Dr. Plattner exercises voting and dispositive power of the ordinary shares held by such entities.

--------- ----------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                    Hasso Plattner GmbH & Co. Beteiligungs-KG

--------- ----------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  |_|
                                                                    (b)  |_|

--------- ----------------------------------------------------------------------
3. SEC USE ONLY

--------- ----------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION

          Federal Republic of Germany
--------- ----------------------------------------------------------------------
    NUMBER OF              5. SOLE VOTING POWER
                                    31,239,740
    SHARES                 -------- -------------------------------------------
                           6. SHARED VOTING POWER
  BENEFICIALLY
                                    -0-
    OWNED BY               -------- -------------------------------------------
                           7. SOLE DISPOSITIVE POWER
     EACH
                                    31,239,740
    REPORTING              -------- -------------------------------------------
                           8. SHARED DISPOSITIVE POWER
   PERSON WITH
                                    -0-

--------- ----------------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          31,239,740
--------- ----------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
          CERTAIN SHARES                                                |_|


--------- ----------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          9.9%
--------- ----------------------------------------------------------------------
12. TYPE OF REPORTING PERSON

          PN
--------- ----------------------------------------------------------------------

--------- ----------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                         Hasso Plattner Verwaltungs-GmbH

--------- ----------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                    (b) |_|

--------- ----------------------------------------------------------------------
3. SEC USE ONLY

--------- ----------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION

          Federal Republic of Germany
--------- ----------------------------------------------------------------------
    NUMBER OF              5. SOLE VOTING POWER
                                     -0-
     SHARES                -------- -------------------------------------------
                           6. SHARED VOTING POWER*
  BENEFICIALLY
                                     31,239,740
    OWNED BY               -------- -------------------------------------------
                           7. SOLE DISPOSITIVE POWER
      EACH
                                      -0-
    REPORTING              -------- -------------------------------------------
                           8. SHARED DISPOSITIVE POWER*
   PERSON WITH
                                    31,239,740

--------- ----------------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          31,239,740
--------- ----------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
          CERTAIN SHARES                                                |_|


--------- ----------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          9.9%
--------- ----------------------------------------------------------------------
12. TYPE OF REPORTING PERSON

          CO
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

*        Includes 31,239,740 ordinary shares owned by Hasso Plattner GmbH & Co.
         Beteiligungs-KG. Hasso Plattner Verwaltungs-GmbH exercises voting and dispositive power of the ordinary shares held by such entities.

Item 1(a).   Name of Issuer.

     SAP   Aktiengesellschaft    Systeme,    Anwendungen,    Produkte   in   der
Datenverarbeitung (the "Company").

Item 1(b).   Address of Issuer's Principal Executive Offices.

     The Company's principal executive offices are located at Neurottstrasse 16, 69190 Walldorf, Federal Republic of Germany.

Items 2(a).  Name of Person Filing.

     This statement is filed on behalf of the following persons with respect to ordinary shares of the Company beneficially held by such persons (collectively, the "Shares"):

     (i) Dr. Hasso Plattner, with respect to Shares beneficially owned by him and with respect to shares beneficially owned by Hasso Plattner GmbH & Co. Beteiligungs-KG and Hasso Plattner Forderstiftung gGmbH;

     (ii) Hasso Plattner GmbH & Co. Beteiligungs-KG, with respect to Shares beneficially owned by it; and

     (iii) Hasso Plattner Verwaltungs-GmbH, with respect to Shares beneficially owned by Hasso Plattner GmbH & Co. Beteiligungs-KG.

     The foregoing persons are hereinafter referred to collectively as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).   Address of Principal Business Office or, if None, Residence.

     The address of the principal business office of each of the Reporting Persons is c/o Wipfler & Partner, Steuerberates-Sozietat, Max-Planck-Strasse 8, D-69190, Walldorf, Federal Republic of Germany.

Item 2(c).   Citizenship.

     (i) Dr. Hasso Plattner is a citizen of the Federal Republic of Germany.

     (ii) Hasso Plattner GmbH & Co. Beteiligungs-KG is a limited liability partnership organized under the laws of the Federal Republic of Germany.

     (iii) Hasso Plattner Verwaltungs-GmbH is a corporation organized under the laws of the Federal Republic of Germany.

Item 2(d).   Title of Class of Securities.

     Ordinary Shares without Nominal Value.

Item 2(e).   CUSIP Number.

     803054204

Item 3.

         If this statement is filed pursuant to Rules 13d-1(b) or 13d- 2(b) or
(c), check whether the person filing is a:

          (a)  |_| Broker or dealer registered under Section 15 of the Act,

          (b)  |_| Bank as defined in Section 3(a)(6) of the Act,

          (c)  |_| Insurance Company as defined in Section 3(a)(19) of the Act,

          (d)  |_| Investment   Company  registered  under  Section  8  of  the
                   Investment Company Act of 1940,

          (e)  |_| Investment   Adviser   in   accordance   with  Rule   13d-1
                   (b)(1)(ii)(E),

          (f) |_| Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

          (g) |_| Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

          (h) |_| Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) |_| Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j)  |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.      Ownership.

     The percentages used herein and in the rest of Item 4 are calculated based upon 315,958,537 total ordinary shares of the Company issued and outstanding as of July 27, 2004, based upon a representation of the Company. As of the close of business on July 30, 2004:

           A.  Dr. Hasso Plattner

          (a)  Amount beneficially owned: 37,239,740

          (b)  Percent of class: 11.8%

          (c)  (i) Sole power to vote or direct the vote: 24,100

               (ii) Shared power to vote or direct the vote: 37,239,740

               (iii) Sole power to dispose or direct the disposition: 24,100

               (iv) Shared   power  to  dispose   or  direct  the   disposition:
                    37,239,740

           B.  Hasso Plattner GmbH & Co. Beteiligungs-KG

          (a)  Amount beneficially owned: 31,239,740

          (b)  Percent of class: 9.9%

          (c)  (i) Sole power to vote or direct the vote: 31,239,740

               (ii) Shared power to vote or direct the vote: 0

               (iii) Sole power to dispose or direct the disposition: 31,239,740

               (iv) Shared power to dispose or direct the disposition: 0

           C.  Hasso Plattner Verwaltungs-GmbH

          (a)  Amount beneficially owned: 31,239,740

          (b)  Percent of class: 9.9%

          (c)  (i) Sole power to vote or direct the vote: 0

               (ii) Shared power to vote or direct the vote: 31,239,740

               (iii) Sole power to dispose or direct the disposition: 0

               (iv) Shared   power  to  dispose   or  direct  the   disposition:
                    31,239,740



Item 5.      Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. |_|

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

     To the knowledge of the Reporting Persons, other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares. However, no such persons have an interest in more than five percent of the ordinary shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not Applicable.

Item 8.      Identification and Classification of Members of the Group.

     Not Applicable.

Item 9.      Notice of Dissolution of Group.

     Not Applicable.

Item 10.     Certification.

     Not Applicable.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  July 30, 2004


                               /s/ Dr. Hasso Plattner
                               -------------------------------------------------
                               Dr. Hasso Plattner


                               Hasso Plattner GmbH & Co. Beteiligungs-KG
                               By:  Hasso Plattner Verwaltungs-GmbH, as sole
                                     general partner


                          By:  /s/ Dr. Hasso Plattner
                               -------------------------------------------------
                               Name:   Dr. Hasso Plattner
                               Title:  Managing Director



                               Hasso Plattner Verwaltungs-GmbH


                          By:  /s/ Dr. Hasso Plattner
                               -------------------------------------------------
                               Name:  Dr. Hasso Plattner
                               Title:  Managing Director

                                  Exhibit Index



Exhibit No.           Exhibit Description
----------            -----------------------
99.1                  Joint Filing Agreement